Exhibit 99.1

August 18, 2016

Dear Shareholder,

You are cordially invited to attend the 2016 Annual Meeting of Shareholders (the “Annual Meeting”) of Allot Communications Ltd. (“Allot” or the “Company”), to be held at Allot’s offices at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel on September 13, 2016, at 2:30 p.m. Israel time.

At the Annual Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual Meeting of Shareholders (the “Notice”). Allot’s board of directors recommends that you vote FOR each proposal listed in the Notice. Management will also report on the affairs of the Company, and a discussion period will be provided for questions and comments of general interest to shareholders.

Whether or not you plan to attend the Annual Meeting, it is important that your ordinary shares be represented and voted at the Annual Meeting. Accordingly, after reading the enclosed Notice and the accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card (if you hold your shares in street name and the proxy card allows this).

We urge all of our shareholders to review our annual report on Form 20-F and our quarterly results of operations furnished to the U.S. Securities and Exchange Commission (the “SEC”) as reports on Form 6-K, all of which are available on our website at www.allot.com or on the SEC’s website at www.sec.gov.

We look forward to greeting as many of you as can attend the meeting.

Sincerely,

/s/ Shraga Katz
Shraga Katz
Chairman of the Board of Directors

ALLOT COMMUNICATIONS LTD.
____________________________________

Notice of Annual Meeting of Shareholders

22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel

Tel: +972-9-761-9200
____________________________________

NOTICE IS HEREBY GIVEN that the Annual Meeting (the “Annual Meeting”) of shareholders of Allot Communications Ltd. (“Allot” or the “Company”) will be held on September 13, 2016, at 2:30 p.m. Israel time, at our offices at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel. The Annual Meeting is being called for the following purposes:

1.
To reelect Shraga Katz as a Class I director and Chairman of the Board of Directors of the Company (the “Board”), to serve until the 2019 annual meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”), and to continue to receive compensation for his services as Chairman as  previously approved by the Company’s shareholders.

2.
To reelect Steve Levy as an Outside Director (as defined in the Israeli Companies Law) of the Company, to serve for a term of three years commencing as of the end of his current term, or until his office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law.

3.	To approve the compensation policy for officers and directors of the Company for the years 2016-2018.

4.
To approve an amendment to the equity compensation provided to the Company’s directors to grant each director 10,000 restricted stock units (“RSUs”)  as of every third annual general meeting following his or her initial election.

5.	Subject to the approval of Proposal 1, to approve a one-time grant of 25,000 RSUs to Shraga Katz.

6.
To approve an amendment to the employment terms of Andrei Elefant, the Company’s Chief Executive Officer (the “CEO”), to provide, among other things, that the CEO shall be eligible to receive an annual bonus from the Company subject to the Company’s achievement of certain pre-established targets.

7.	To approve a one-time grant of 100,000 RSUs to Andrei Elefant.

8.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as Allot’s independent registered public accounting firm for the fiscal year ending December 31, 2016 and until the next annual meeting of shareholders, and to authorize the Board, upon recommendation of the audit committee, to fix the remuneration of said independent registered public accounting firm.

9.	To report on the business of the Company for the fiscal year ended December 31, 2015, including a review of the fiscal 2015 financial statements.

10.	To act upon any other matters that may properly come before the Annual Meeting or any adjournment or postponement thereof.

These proposals are described in detail in the enclosed proxy statement, which we urge you to read in its entirety.

Our Board recommends that you vote “FOR” of each of the above proposals.

Only shareholders of record at the close of business on August 10, 2016 (the “Record Date”) will be entitled to notice of, and to vote at, the Annual Meeting, or any adjournment or postponement thereof.

A proxy statement describing the various matters to be voted upon at the Annual Meeting, along with a proxy card enabling shareholders to indicate their vote on each matter presented at the Annual Meeting, is included with this Notice of Annual meeting of Shareholders (the “Notice”), and is being mailed on or about August 18, 2016 to all shareholders entitled to vote at the Annual Meeting. Such proxy statement shall also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of a Form 6-K and will be available on the Company’s website at www.allot.com and on the SEC’s website at www.sec.gov. Signed proxy cards must be received by our transfer agent or at our registered office no later than 24 hours before the time fixed for the Annual Meeting or presented to the chairperson of the Annual Meeting at the time of the Annual Meeting in order for the proxy to be qualified to participate in the Annual Meeting. Voting via the Israel Securities Authority’s electronic voting system (see Q&A under “About the Annual Meeting”) must be completed no later than six hours before the time fixed for the Annual Meeting. Shareholders wishing to express their position on an agenda item for the Annual Meeting pursuant to the Israeli Companies Law and the applicable regulations promulgated thereunder may do so by submitting a written statement to the Company’s General Counsel, or by facsimile to +972-9-744-3626, no later than September 3, 2016. Any position statement received will be published by way of issuing a press release or submitting a Current Report on Form 6-K to the SEC. Detailed proxy voting instructions are provided both in the proxy statement and on the enclosed proxy card.

Whether or not you plan to attend the Annual Meeting, it is important that your shares be represented and voted at the Annual Meeting. Accordingly, after reading the Notice and accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided, vote by telephone or over the Internet in accordance with the instructions on your proxy card (if you hold your shares in street name and the proxy card allows this), or vote through the Israel Securities Authority’s electronic voting system.

By Order of the Board of Directors,

/s/ Shraga Katz
Shraga Katz
Chairman of the Board of Directors

Hod Hasharon, Israel
August 18, 2016

- ii -

ALLOT COMMUNICATIONS LTD.
22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel
Tel: +972-9-761-9200

PROXY STATEMENT

2016 ANNUAL GENERAL MEETING OF SHAREHOLDERS

ABOUT THE ANNUAL MEETING

Q:           When and where is the 2016 Annual Meeting of Shareholders being held?

A:	The Annual Meeting will be held on September 13, 2016, at 2:30 p.m. Israel time, at our offices at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel.

Q:           Who can attend the Annual Meeting?

A:
Any shareholder may attend. Current proof of ownership of the Company’s shares, as well as a form of personal photo identification, must be presented in order to be admitted to the Annual Meeting. If your shares are held in the name of a bank, broker or other holder of record, you must bring a current brokerage statement or other proof of ownership with you to the Annual Meeting.

Q:           Who is entitled to vote?

A:	Only holders of record of ordinary shares at the close of business on August 10, 2016, the Record Date for the Annual Meeting, are entitled to vote at the Annual Meeting.

Joint holders of ordinary shares should note that, pursuant to Article 32.4 of the Company’s Articles of Association, the right to vote at the Annual Meeting will be conferred exclusively upon the “senior” among the joint owners attending the Annual Meeting, in person or by proxy, and for this purpose, seniority will be determined by the order in which the names appear in the Company’s register of shareholders.

HOW TO VOTE YOUR SHARES

Q:           How do I vote?

A:
You may vote by mail. You can do this by completing your proxy card or voting instruction card and returning it in the enclosed, prepaid and addressed envelope. If you return a signed card but do not provide voting instructions, your shares will be voted as recommended by the Board.

You may vote through the Israel Securities Authority’s electronic voting system. Following recent legislative changes, the Israel Securities Authority has set up an electronic voting system for shareholder meetings of publicly-listed Israeli companies via its MAGNA online platform. Following a registration process, you will be able to vote your shares through such system no later than six hours before the time fixed for the Annual Meeting.

You may vote in person. Ballots will be passed out at the Annual Meeting to anyone who wants to vote at the Annual Meeting. If you choose to do so, please bring the enclosed proxy card or proof of identification. If your shares are held directly in your name, you may vote in person at the Annual Meeting. However, if your shares are held in street name, you must first obtain a signed proxy from the record holder (that is, your bank, broker or other nominee) in order to vote at the Annual Meeting.

“Street name” holders may be able to vote by phone or through an Internet website in accordance with instructions included on their proxy cards. If you hold your shares in “street name” (e.g., through a broker, bank or other nominee), then you received this proxy statement from the nominee, along with the nominee’s proxy card, which includes voting instructions and instructions on how to change your vote. Because a “street name” holder is not a shareholder of record, you may not vote your shares directly at the Annual Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the Annual Meeting.

Q:	What is the difference between holding shares as a shareholder of record and holding shares in “street name”?

A:
Many Allot shareholders hold their shares through a bank, broker or other nominee rather than directly in their own name. As explained in this proxy statement, there are some distinctions between shares held of record and shares owned in “street name.”

Shareholders of Record

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company of New York, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly or to vote in person at the Annual Meeting.

“Street Name” Beneficial Owners

If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner. If your shares are held in street name, these proxy materials are being forwarded to you by your bank, broker or nominee which is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct the bank, broker or nominee how to vote your shares for the Annual Meeting. You also may attend the Annual Meeting. However, because you are not the shareholder of record, you may not vote these shares in person at the Annual Meeting, unless you first obtain a “legal proxy” from the record holder (that is, your bank, broker or other nominee) giving you the right to vote the shares. Your bank, broker or nominee has enclosed a voting instruction card for you to use in directing the bank, broker or nominee regarding how to vote your shares.

Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Annual Meeting agenda that may be considered routine is Proposal 8 relating to the reappointment of Allot’s independent registered public accounting firm for the fiscal year ending December 31, 2016; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds ordinary shares through a bank, broker or other nominee to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for the proposals.

Q:           Does Allot recommend I vote in advance of the Annual Meeting?

A:	Yes. Even if you plan to attend the Annual Meeting, Allot recommends that you vote your shares in advance so that your vote will be counted if you later decide not to attend the Annual Meeting.

Q:           If I vote by proxy, can I change my vote or revoke my proxy?

A:	Yes. You may change your proxy instructions at any time prior to the vote at the Annual Meeting. If you are a shareholder of record, you may do this by:

•	filing a written notice of revocation with the Secretary of the Company, delivered to the Company’s address above;

•	granting a new proxy card or new voting instruction card bearing a later date; or

•	attending the Annual Meeting and voting in person (attendance at the Annual Meeting will not cause your previously granted proxy to be revoked unless you specifically so request).

If you hold shares through a bank, broker or other nominee, you must contact that firm to revoke any prior voting instructions.

Q:           How are my votes cast when I submit a proxy vote?

A:
When you submit a proxy vote, you appoint Shraga Katz, Shmuel Arvatz and Rael Kolevsohn, or any of them, as your representative(s) at the Annual Meeting. Your shares will be voted at the Annual Meeting as you have instructed.

Upon the receipt of a properly submitted proxy card, which is received in time (by 2:30 p.m., Israel Time, on September 12, 2016, 24 hours prior to the Annual Meeting) and not revoked prior to the Annual Meeting, or which is presented to the chairperson at the Annual Meeting, the persons named as proxies will vote the ordinary shares represented thereby at the Annual Meeting in accordance with the Board’s recommendations as indicated in the instructions outlined on the proxy card.

Q:           What does it mean if I receive more than one proxy card?

A:	It means that you have multiple accounts at the transfer agent or with brokers. Please sign and return all proxy cards to ensure that all of your shares are voted.

ABOUT THE VOTING PROCEDURE AT THE ANNUAL MEETING

Q:           What constitutes a quorum?

A:
To conduct business at the Annual Meeting, two or more shareholders must be present, in person or by proxy, representing not less than 25% of the ordinary shares outstanding as of the Record Date, that is, a quorum must be present.

Ordinary shares represented in person or by proxy will be counted for purposes of determining whether a quorum exists. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Annual Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.  Abstentions and broker non-votes will be counted as present in determining if a quorum is present.

Q:           What happens if a quorum is not present?

A:
If a quorum is not present, the Annual Meeting will be adjourned to the same day at the same time the following week, or to such day and at such time and place as the Chairman of the meeting may determine with the consent of the holders of a majority of the shares present in person or by proxy and voting on the question of adjournment.

Q:           How will votes be counted?

A:	Each outstanding ordinary share is entitled to one vote. The Company’s Articles of Association do not provide for cumulative voting.

Q:	What vote is required to approve each proposal presented at the Annual Meeting?

A:
Each of Proposals 1, 4, 5 and 8 requires that a simple majority of the ordinary shares of the Company voted in person or by proxy at the Annual Meeting on the matter presented for passage be voted “FOR” the adoption of the proposal.

Proposal 2 (reelection of Steve Levy as an Outside Director) requires, in addition to the affirmative vote of a simple majority of the ordinary shares of the Company voted in person or by proxy at the Annual Meeting on the proposal, that either: (1) a simple majority of shares voted at the Annual Meeting, excluding the shares of controlling shareholders and of shareholders who have a personal interest in the approval of the resolution, other than a personal interest in the appointment that is not as a result of relationship with the controlling shareholder, be voted “FOR” the proposed resolution, or (2) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution voted against approval of the resolution does not exceed two percent of the outstanding voting power in the Company.

Each of Proposal 3 (approval of the compensation policy for officers and directors of the Company), Proposal 6 (approval of an amendment to the employment terms of Andrei Elefant, the Company’s CEO) and Proposal 7 (approval of the grant of 100,000 RSUs to Andrei Elefant) requires, in addition to the affirmative vote of a simple majority of the ordinary shares of the Company voted in person or by proxy at the Annual Meeting on the proposal, that either: (1) a simple majority of shares voted at the Annual Meeting, excluding the shares of controlling shareholders and of shareholders who have a personal interest in the approval of the resolution, be voted “FOR” the proposed resolution, or (2) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution voted against approval of the resolution does not exceed two percent of the outstanding voting power in the Company.

The term “controlling shareholder” means a shareholder having the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is presumed to be a Controlling Shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager.

The Israeli Companies Law requires that each shareholder voting on the proposal indicate whether or not the shareholder has a personal interest in the proposal. Otherwise, the shareholder is not eligible to vote on this proposal. Under the Israeli Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of the shareholder and any member of the shareholder’s family, family members of the shareholder’s spouse, or a spouse of any of the foregoing, or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of the shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares. Under the Israeli Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote. If you do not have a personal interest in this matter, you may assume that using the form of proxy enclosed herewith will not create a personal interest.

It is highly unlikely that any of the Company’s public shareholders has a personal interest in any of the proposals. If you think you may have a personal interest, please contact the Company’s General Counsel for guidance at +972-9-761-9200; if you hold your shares in “street name,” you may also contact the representative managing your account, who could contact us on your behalf.

On all matters considered at the Annual Meeting, abstentions and broker non-votes will not be treated as either a vote “FOR” or “AGAINST” the matter.

Q:           How will my shares be voted if I do not provide instructions on the proxy card?

A:
If you are the record holder of your shares and do not specify on your proxy card how you want to vote your shares, your shares will be voted in favor of the proposals in accordance with the recommendation of the Board:

1.
“FOR” the reelection of Shraga Katz as a Class I director and Chairman of the Board, to serve until the 2019 annual meeting of shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law and to receive compensation for his services as Chairman as previously approved by the Company’s shareholders.

2.
“FOR” the reelection of Steve Levy as an Outside Director of the Company, to serve for a term of three years commencing as of the end of his current term, or until his office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law.

3.	“FOR” the approval of the compensation policy for officers and directors of the Company for the years 2016-2018.

4.
“FOR” the approval of the amendment to the equity compensation provided to the Company’s directors to grant each director 10,000 RSUs as of every third annual general meeting following his or her initial election.

5.	Subject to the approval of Proposal 1, “FOR” the approval of a one-time grant of 25,000 RSUs to Shraga Katz.

6.
“FOR” the approval of the amendment to the employment terms of Andrei Elefant, the Company’s CEO, to provide, among other things, that the CEO shall be eligible to receive an annual bonus from the Company subject to the Company’s achievement of certain pre-established targets.

7.	“FOR” the approval of a one-time grant of 100,000 RSUs to Andrei Elefant.

8.
“FOR” the approval of the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as Allot’s independent registered public accounting firm for the fiscal year ending December 31, 2016 and until the next annual meeting of shareholders, and to authorize the Board, upon recommendation of the audit committee, to fix the remuneration of said independent registered public accounting firm.

9.	In accordance with the best judgment of the named proxies on any other matters properly brought before the annual meeting and any postponement(s) or adjournment(s) thereof.

If you are a beneficial owner of shares and do not specify how you want to vote, your shares will be included in determining the presence of a quorum at the Annual Meeting, but will not be considered as present and entitled to vote on any matter to be considered at the Annual Meeting. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how you wish your shares to be voted so you may participate in the shareholder voting on these important matters.

HOW TO FIND VOTING RESULTS

Q:           Where do I find the voting results of the Annual Meeting?

A:
We plan to announce preliminary voting results at the Annual Meeting and to report the final voting results following the Annual Meeting in a Report of Foreign Private Issuer on Form 6-K that we will furnish to the SEC.

SOLICITATION OF PROXIES

Q:           Who will bear the costs of solicitation of proxies for the Annual Meeting?

A:           The Company will bear the costs of solicitation of proxies for the Annual Meeting. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from shareholders by telephone, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed by the Company for their reasonable out-of-pocket expenses. The Company may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company.

AVAILABILITY OF PROXY MATERIALS

Copies of the proxy card, the notice of the Annual Meeting and this proxy statement are available at the “Investor Relations” portion of our Company’s website, www.allot.com. The contents of that website are not a part of this proxy statement.

SHARES OUTSTANDING

As of the Record Date, the Company had 32,998,487 ordinary shares outstanding. American Stock Transfer & Trust Company is the transfer agent and registrar for our ordinary shares.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of August 10, 2016, by each person who we know beneficially owns more than 5.0% of the outstanding ordinary shares of the Company. Each of our shareholders has identical voting rights with respect to its shares.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned
Zohar Zisapel (2)	2,842,378	8.6%
Migdal Insurance & Financial holdings Ltd (3)	2,573,259	7.8%
FMR LLC and Abigail P. Johnson (4)	2,742,676	8.3%
T. Rowe Price Associates, Inc. (5)	1,866,840	5.7%
Alyeska Investment Group, L.P. (6)	1,842,720	5.6%
Delek Group Ltd. and/or Phoenix Holdings Ltd. and/or Excellence Investments Ltd. (7)	2,409,518	7.3%

Quantum Partners LP (8)	2,166,666	6.5%
______________

(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of ordinary shares that can be acquired within 60 days from August 10, 2016 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 32,998,487 ordinary shares outstanding as of August 10, 2016.

(2)
Based on a Schedule 13G/A filed on January 13, 2011. Consists of 2,777,487 shares held by Zohar Zisapel and 64,891 shares held by Lomsha Ltd., an Israeli company controlled by Zohar Zisapel. The address of Mr. Zisapel and Lomsha Ltd. is 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

(3)
Based on a Schedule 13G filed on February 10, 2016. Midgal Insurance & Financial Holdings Ltd reported that it had shared voting power and shared dispositive power over these shares. Of these shares, 2,426,788 shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Midgal Insurance & Financial Holdings Ltd, according to the following segmentation: 1,372,490 shares are held by Profit participating life assurance accounts; 947,272 shares are held by Provident funds and companies that manage provident funds and 107,026 shares are held by companies for the management of funds for joint investments in trusteeship, each of which subsidiaries operates under independent management and makes independent voting and investment decisions. In addition, 146,471, shares are beneficially held for their own account (Nostro account). The address of Midgal Insurance & Financial Holdings Ltd is 4 Efal Street; P.O BOX 3063; Petach Tikva 49512, Israel.

(4)
Based on a Schedule 13G filed on February 12, 2016. FMR LLC reported that it had sole voting power over 1,331,276 shares and sole dispositive power over 2,742,676 shares and Abigail P. Johnson, director, vice-chairman and chief executive officer of FMR LLC had sole dispositive power over 2,742,676 shares.  The address of FMR LLC is 245 Summer Street, Boston, Massachusetts 02210.

(5)
Based on a Schedule 13G filed on February 12, 2016. T. Rowe Price Associates, Inc. reported that they held sole voting power over 275,000 shares and sole dispositive power over 1,866,840 shares.  The address of the reporting person is 100 E. Pratt Street, Baltimore, Maryland 21202.

(6)
Based on a Schedule 13G filed on February 16, 2016. Alyeska Investment Group, L.P., Alyeska Investment Group, LLC, Alyeska Fund 2 GP, LLC and Anand Parekh reported that each such reporting entity had shared voting power and shared dispositive power over these shares.  The address of each Alyeska entity is 77 West Wacker Drive, 7th Floor Chicago, IL 60601.

(7)	Based on a report provided to the Company by Phoenix Holdings Ltd., 2,409,518 shares are held by Delek Group Ltd. and/or Phoenix Holdings Ltd. and/or Excellence Investments Ltd. as of June 30, 2016.

(8)	Based on a report delivered to the Company by Quantum Partners LP on August 12, 2016.

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of August 10, 2016, by (i) each of our directors and nominees, (ii) each of our executive officers and (iii) all of our executive officers and directors serving as of August 10, 2016, as a group. Unless otherwise stated, the address of each named executive officer and director is c/o Allot Communications Ltd., 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod-Hasharon 4501317, Israel.

Name	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned
Directors
Nurit Benjamini	*	*
Itzhak Danziger	*	*
Rami Hadar	*	*
Shraga Katz	*	*
Steven D. Levy	*	*
Yigal Jacoby	*	*
Miron Kenneth	*	*
Executive Officers
Andrei Elefant	*	*
Shmuel Arvatz	*	*
Amir Hochbaum	*	*
Anat Shenig	*	*
Shaked Levy	*	*
Gary Drutin	*	*
Rael Kolevsohn	*	*
Pini Gvili	*	*
Yossi Avraham	*	*
All directors and executive officers as a group	632,401	1.92%

* Represents less than one percent of the outstanding ordinary shares.

(1)  As used in this table, “beneficial ownership” is determined in accordance with the rules of the SEC and consists of either or both voting or investment power with respect to securities. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from August 10, 2016 through the exercise of any option or RSU. Ordinary shares subject to options or RSUs that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or RSUs, but are not deemed outstanding for the purpose of computing the ownership percentage of any other person. Except as otherwise indicated, the persons named in the table have reported that they have sole voting and sole investment power with respect to all shares of common stock shown as beneficially owned by them. The amounts and percentages are based upon 32,998,487 ordinary shares outstanding as of August 10, 2016 pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act.

Our directors and executive officers hold, in the aggregate, outstanding options and RSUs exercisable for 1,308,838 ordinary shares, as of August 10, 2016. The options (excluding RSUs) have a weighted average exercise price of $8.50 per share and have expiration dates until 2024.

COMPENSATION OF EXECUTIVE OFFICERS

For information concerning the compensation earned during 2015 by our five most highly-compensated office holders (as defined in the Companies Law), including base salary, share-based compensation, directors’ fees (where applicable) and all other compensation, please see “Item 6.B. Compensation of Officers and Directors—Compensation of our Five Most Highly Compensated Office Holders—Summary Compensation Table” of our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on March 28, 2016, a copy of which is available on our website at www.allot.com.

CORPORATE GOVERNANCE

Following the Annual Meeting, assuming the reelection of the Class I director under Proposal 1, and of the Outside Director under Proposal 2, our Board will consist of seven directors. Our Articles of Association provide that our Board may consist of up to nine directors. During the year ended December 31, 2015, each director or director-nominee attended over 75% of all Board meetings and over 75% of the meetings of each committee of the Board on which he or she serves.

Under our Articles of Association, our directors (other than our Outside Directors) are divided into three classes. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board (other than our Outside Directors). At each annual meeting of our shareholders, the election or reelection of directors following the expiration of the term of office of the directors of that class of directors is for a term of office that expires on the third annual meeting following such election or reelection, such that each year the term of office of one class of directors expires.

The term of Shraga Katz, our Class I director, expires at the Annual Meeting. Our Class II directors, Itzhak Danziger and Miron (Ronnie) Kenneth, will hold office until the annual meeting of our shareholders in 2017. Our Class III directors, Rami Hadar and Yigal Jacoby, will hold office until the annual meeting of our shareholders in 2018. In addition, following the Annual Meeting, assuming the reelection of the Outside Director under Proposal 2, we will have two Outside Directors who serve on the Board for fixed three-year periods in accordance with the Israeli Companies Law. These two Outside Directors have each been determined by our Board to meet the independence requirements of the applicable Nasdaq Listing Rules.

Biographical information concerning Shraga Katz, the nominee for reelection as Class I director, and Steve Levy, the nominee for reelection as an Outside Director, and for each of the other current directors (who, as noted, are not up for election at the Annual Meeting), is provided below.

Nominees for Reelection to the Board as Class I Director and Chairman to Serve Until the 2019 Annual General Meeting of Shareholders

Shraga Katz, age 62, has served as the Chairman of our Board since 2008. Mr. Katz is a Venture Partner of Magma Venture Partners, a leading venture capital firm specializing in early-stage investments in communication, semiconductors, internet and media. Mr. Katz has over 30 years of experience in the technology sector and has specialized in the communications industry for over 20 years. In 1996, Mr. Katz founded Ceragon Networks Ltd. (NASDAQ:CRNT), a global provider of high capacity wireless networking solutions for mobile and fixed operators and private networks, and served as its President and CEO until 2005. Prior to founding Ceragon, Mr. Katz served in the Israeli Defense Forces for 17 years. Mr. Katz was the head of the Electronic Research and Development Department of the Israeli Ministry of Defense. Mr. Katz is a two-time winner of the Israel Defense Award, Israel’s most prestigious recognition for research and development. Mr. Katz serves as a director on the boards of GreenSQL and Core Photonics. Mr. Katz holds a B.Sc. from the Technion — Israel Institute of Technology and an M.B.A. from Tel Aviv University.

Nominee for Reelection to the Board as an Outside Director to Serve for a Three-Year Term commencing at the end of his current term

Steve Levy, age 58, has served as an outside director since 2007. He serves as the chairman of our compensation and nomination committee. Mr. Levy served as a Managing Director and Global Head of Communications Technology Research at Lehman Brothers from 1998 to 2005. Before joining Lehman Brothers, Mr. Levy was a Director of Telecommunications Research at Salomon Brothers from 1997 to 1998, Managing Director and Head of the Communications Research Team at Oppenheimer & Co. from 1994 to 1997 and a senior communications analyst at Hambrecht & Quist from 1986 to 1994. Mr. Levy has served as a director of PCTEL, a broadband wireless technology company since January 2006 and of privately held GENBAND Inc., a U.S. provider of telecommunications equipment, since August 2007. Mr. Levy holds a B.Sc. in Materials Engineering and an M.B.A., both from the Rensselaer Polytechnic Institute.

Class II Directors Whose Terms Continue Until the 2017 Annual General Meeting of Shareholders

Itzhak Danziger, age 66, has served as a director since 2011. Prior to his appointment as a director, Mr. Danziger served as an observer to our Board since 2010. Itzhak Danziger serves as a member of the board of Galil Software, an Israeli software services company, and as a director of Jinni Media, a privately held technology company. From 1985 to 2007, Mr. Danziger held various executive positions at Comverse, a technology companies group that develops and markets telecommunications systems, including as president of Comverse Technology Group, as president of Comverse Network Systems and as chairman of Comverse subsidiary - Starhome. Prior to joining Comverse, Mr. Danziger held various R&D and management positions in Tadiran Telecom Division, which was later acquired by ECI Telecom. In the non-profit sector, Mr. Danziger serves as a the chairman of the Center for Educational Technology (CET), as Vice President of the New Israel Fund (NIF), a director in Israel Venture Networks (IVN), a director in Israel Venture Network (IVN) , a venture philanthropy NGO, in Avney Rosha, the Israel Institute for School Leadership, and in other non-governmental organizations. Mr. Danziger was also a member of the National Task Force for the Advancement of Education in Israel (Dovrat Committee) and was chairman of two of its subcommittees. Mr. Danziger holds B.Sc. cum laude and M.Sc. in electrical engineering from the Technion - Israel Institute of Technology and M.A. cum laude in philosophy and digital culture from Tel Aviv University.

Miron (Ronnie) Kenneth, age 59, has served as a member of our Board since October 2014. Mr. Kenneth qualifies as an audit committee financial expert as defined pursuant to the applicable listing standards of The Nasdaq Stock Market and the SEC rules.  Mr. Kenneth has more than 20 years of experience in the global high technology business, and is currently a private investor in high technology startups.  He serves as the Chairman of Teridion Technologies Ltd., a privately held company specializing in overlay network technologies for service providers.  From May 2011 to May 2013, Mr. Kenneth served as the CEO of Pontis Ltd., a privately-held company specializing in providing online marketing and analytics platforms for service providers.  Prior to his tenure at Pontis, Mr. Kenneth was the Chairman and Chief Executive Officer of Voltaire Technologies Ltd. (from January 2001 to 2011). In 2011 Voltaire was acquired by Mellanox Technologies Ltd. (NASDAQ: MLNX).  Prior to his employment at Voltaire, Mr. Kenneth was a General Partner in Telos Venture Partners, a Silicon Valley based venture firm. Prior to Telos, Mr. Kenneth also held senior management positions in Cadence Design Systems Inc.’s (NASDAQ: CDN) European organization.  Mr. Kenneth has an M.B.A. from Golden Gate University in San Francisco, California and a B.A. in Economics and Computer Science from Bar Ilan University in Israel.

Class III Directors Whose Terms Continue Until the 2018 Annual General Meeting of Shareholders

Rami Hadar, age 51, has served as a member of our Board since 2006. He served as our President and Chief Executive Officer from 2006 until 2014. Prior to joining us, Mr. Hadar founded CTP Systems, a developer of cordless telephony systems in 1989 and served as Chief Executive Officer until its acquisition by DSP Communications in 1995. Mr. Hadar continued with DSP Communication’s executive management team for two years, and thereafter, in 1999, the company was acquired by Intel. In 1997, Mr. Hadar co-founded Ensemble Communications, a pioneer in the broadband wireless space and the WiMax standard, where he served as Executive Vice President of Sales and Marketing until 2002. Mr. Hadar also served from 2002 to 2005 as Chief Executive Officer of Native Networks, which was sold and integrated into Alcatel. Mr. Hadar holds a B.Sc. in Electrical Engineering from the Technion – Israel Institute of Technology.

Yigal Jacoby, age 54, co-founded our company in 1996 and served as our CEO until 2006 and as Chairman of our board of directors until 2008. Prior to co-founding Allot, Mr. Jacoby founded Armon Networking, a manufacturer of network management solutions in 1992, and managed it until it was acquired by Bay Networks, where he served as the General Manager of its Network Management Division.  From 1985 to 1992, Mr. Jacoby held various engineering and marketing management positions at Tekelec, a manufacturer of Telecommunication monitoring and diagnostic equipment. Currently, Mr. Jacoby is an active investor and director of several Israeli start-up companies, including Chairman at LiveU Ltd., a provider of live cellular video transmission solutions. Mr. Jacoby has a B.A., cum laude, in Computer Science from Technion — Israel Institute of Technology and an M.Sc. in Computer Science from University of Southern California.

Outside Director Whose Term Continues Until the 2018 Annual General Meeting of Shareholders

Nurit Benjamini, age 48, has served as an outside director since 2007 and serves as the lead independent director on our board, and in this capacity she leads all the independent directors and carries out other customary functions of this position. Ms. Benjamini serves as the chairperson of the audit committee and is considered an “audit committee financial expert” as defined pursuant to the applicable listing standards of The Nasdaq Stock Market and the SEC rules. Since December 2013, Ms. Benjamini has served as the Chief Financial Officer of TabTale Ltd. a company that develops, designs and manufactures interactive digital content to be displayed on electronic devices and websites. Ms. Benjamini served as the Chief Financial Officer of Wixpress Ltd., an internet company that offers web technology that enables online users to create HTML5 websites regardless of technical skill or previous knowledge, from 2011 to 2013. Previously, from 2007 to 2011, Ms. Benjamini has served as the Chief Financial Officer of CopperGate Communications Ltd., a leading fabless semiconductor company in home entertainment networking, that was acquired by Sigma Designs Inc. (NASDAQ:SIGM) in November 2009. Prior to her position with CopperGate Communications Ltd., Ms. Benjamini served as the Chief Financial Officer of Compugen Ltd. (NASDAQ: CGEN) from 2000 to 2007. Prior to her position with Compugen Ltd., from 1998 to 2000, Ms. Benjamini served as the Chief Financial Officer of Phone-Or Ltd. Between 1993 and 1998, Ms. Benjamini served as the Chief Financial Officer of Aladdin Knowledge Systems Ltd. (formerly NASDAQ: ALDN). Ms. Benjamini serves as an outside director of BiolineRX Ltd. (NASDAQ: BLRX), a member of its compensation committee, and as a chairman of its audit committee. Ms. Benjamini serves as a director and chair-person of the audit committee of Redhill Biopharma (NASDAQ/TASE: RDHL). Ms. Benjamini holds a B.A. in Economics and Business and an M.B.A. in Finance, both from Bar Ilan University, Israel.

Director Independence

Under the listing standards of The Nasdaq Stock Market, a majority of our directors must meet the independence requirements specified in those rules. Following the Annual Meeting, assuming the election of all nominees, our Board will consist of seven members, six of whom will be independent under the listing standards of The Nasdaq Stock Market. Specifically, our Board has determined that Mr. Shraga Katz, Ms. Nurit Benjamini, Mr. Itzhak Danziger, Mr. Yigal Jacoby, Mr. Steven Levy and Mr. Miron (Ronnie) Kenneth meet the independence standards of the listing standards of The Nasdaq Stock Market. In reaching that conclusion, our Board has determined that none of these directors or nominees has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. None of our directors (including the candidates for election to our Board at the Annual Meeting) is a member of our executive team.

MATTERS SUBMITTED TO SHAREHOLDERS

PROPOSAL 1

REELECTION OF SHRAGA KATZ AS A CLASS I DIRECTOR AND CHAIRMAN OF THE
BOARD OF DIRECTORS

Background

Shraga Katz is a nominee for reelection by the shareholders at the Annual Meeting. If reelected at the Annual Meeting, he will serve until the 2019 annual meeting of our shareholders and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Israeli Companies Law. In his capacity as Chairman of the Board, we provide Mr. Katz compensation in the amount of NIS 270,000 (approximately $70,662) on an annual basis, which is paid in equal monthly installments, in addition to social benefits and reimbursement of any and all reasonable business expenses, as approved by the Company’s shareholders on October 6, 2010. Mr. Katz has advised the Company that he is willing to continue serving as a director and as Chairman of the Board if reelected, that he has the qualifications and time required for the performance of his duties as a director and as Chairman of the Board, and that there are no legal restrictions preventing him from assuming such office.

Biographical information concerning Shraga Katz, the nominee for re-election as a Class I director and as Chairman of the Board, is set forth above.

Proposed Resolution

You are requested to adopt the following resolution:

“1.           RESOLVED, that Shraga Katz be reelected as a Class I director and as Chairman of the Board of Directors of the Company, to serve until the 2019 annual meeting of shareholders and until his successor has been elected and qualified, or until his office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law, 5759-1999 and to continue to receive compensation for his services as Chairman as previously approved by the Company’s shareholders.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the resolution.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSAL 2

REELECTION OF STEVE LEVY AS AN OUTSIDE DIRECTOR

Background

As an Israeli company (unless we affirmatively opt out of such requirement (as permitted pursuant to a recent amendment to the Israeli Companies Law)), we are required to have a minimum of two directors who meet certain independence and other criteria established by the Israeli Companies Law. These directors are referred to as “Outside Directors.” All of our Outside Directors are required to serve on our audit committee and our compensation and nomination committee, each of which was formed in accordance with the Israeli Companies Law and the listing standards of The Nasdaq Stock Market, and at least one Outside Director is required to serve on each other committee of our board of directors.

According to the Israeli Companies Law, subject to relief under certain circumstances for companies whose shares are traded on a securities exchange outside of Israel, at least one of the Outside Directors must have “accounting and financial expertise” and the other Outside Director must have either “accounting and financial expertise” or “professional qualifications,” as such terms are defined by regulations promulgated under the Israeli Companies Law. Both Mr. Levy and Ms. Benjamini qualify as having relevant accounting and financial expertise.

Outside Directors must be elected by the shareholders by a special majority, as described above. The term of service of an Outside Director is three years and may be extended for up to two additional three-year terms; thereafter, an Outside Director may be reelected by our shareholders for additional periods of up to three years each only if our audit committee and our Board confirm that, in light of the Outside Director’s expertise and special contribution to the work of the Board and its committees, the reelection for such additional period is beneficial to the Company.

Steve Levy and Nurit Benjamini were initially elected as Outside Directors in 2007. Ms. Benjamini was most recently reelected to serve as an Outside Director until February 20, 2019, and at the Annual Meeting shareholders will be asked to reelect Steve Levy as an Outside Director until August 14, 2019) or until his office is vacated in accordance with our Articles of Association or the Israeli Companies Law. Mr. Levy has advised the Company that he is willing to continue serving as a director if reelected, that he has the qualifications and time required for the performance of his duties as a director, and that there are no legal restrictions preventing him from assuming such office.

Biographical information concerning Steve Levy, the nominee for reelection as an Outside Director, is set forth above.

Our Board has determined that Steve Levy satisfies the requirements for an Outside Director under the Israeli Companies Law and the independence requirements under the listing standards of The Nasdaq Stock Market and as having financial and accounting expertise under the Israeli Companies Law. The Company’s audit committee and Board have determined that, in light of the expertise and special contribution of Mr. Levy to the Company’s Board and board committees, the reelection of Mr. Levy as an Outside Director for an additional three years would be in the Company’s best interests.

Proposed Resolution

You are requested to adopt the following resolution:

“2.           RESOLVED, that Steve Levy be reelected as an Outside Director, to serve for a term of three years commencing as of the end of his current term and until August 14, 2019, or until his office is vacated in accordance with the Company’s Articles of Association or the Israeli Companies Law, 5759-1999.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt this resolution, provided that either:

1.
a simple majority of shares voted at the Annual Meeting, excluding the shares of controlling shareholders and of shareholders who have a personal interest in the approval of the resolution, other than a personal interest in the appointment that is not as a result of relationship with the controlling shareholder, be voted “FOR” the resolution; or

2.
the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the approval of the resolution voted against approval of the resolution does not exceed two percent of the outstanding voting power in the Company.

For certain definitions, see “About the Voting Procedure at the Annual Meeting - What vote is required to approve each proposal presented at the Annual Meeting?” above.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSAL 3

APPROVAL OF COMPENSATION POLICY FOR OFFICERS AND DIRECTORS OF THE
COMPANY FOR 2016-2018

Background

In 2013, the shareholders of the Company approved the compensation policy for the Company’s officers and directors (the “Compensation Policy”) for 2013-2015. Under the Israeli Companies Law, every office holder’s terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – must comply with the compensation policy, and must be approved by the compensation committee and the Board. In addition, the terms of compensation of directors, the chief executive officer, and any employee or service provider who is considered a controlling shareholder must also be approved separately by the shareholders of the company, after the approval by the compensation committee and the Board.

The Israeli Companies Law requires the board to reevaluate the compensation policy from time to time, and upon any material change in the circumstances that existed at the time the policy was formulated; the compensation policy must be reviewed and re-approved at least once every three years. The compensation policy must be recommended by the compensation committee, approved by the board and approved by the shareholders, in that order.

Our compensation and nomination committee has reviewed and revised our Compensation Policy based upon the factors set forth in the Israeli Companies Law. Our Board then considered and approved the Compensation Policy, following the Board’s own examination of the compensation factors set forth in the Israeli Companies Law, and is recommending that shareholders approve the Compensation Policy at the Annual Meeting. If approved, the Compensation Policy shall serve as the Company’s compensation policy for all of its officers and directors following the date of the Annual Meeting.

Summary of the Compensation Policy

The following is a summary of the Compensation Policy and is qualified by reference to the full text thereof, a copy of which is attached to this proxy statement as Exhibit A-1.

•
Objectives: To attract, motivate and retain highly experienced personnel who will provide leadership for Allot’s success and enhance shareholder value, and to promote for each executive officer an opportunity to advance in a growing organization.

•	Compensation instruments: Includes base salary; benefits and perquisites; cash bonuses; equity-based awards; and retirement and termination arrangements.

•
Ratio between fixed and variable compensation: Allot aims to balance the mix of fixed compensation (base salary, benefits and perquisites) and variable compensation (cash bonuses and equity-based awards) pursuant to the ranges set forth in the Compensation Policy in order, among other things, to tie the compensation of each executive officer to Allot’s financial and strategic achievements and enhance the alignment between the executive officer’s interests and the long-term interests of Allot and its shareholders.

•
Internal compensation ratio: Allot will target a ratio between overall compensation of the executive officers and the average and median salary of the other employees of Allot, as set forth in the Compensation Policy, to ensure that levels of executive compensation will not have a negative impact on work relations in Allot.

•	Base salary, benefits and perquisites: The Compensation Policy provides guidelines and criteria for determining base salary, benefits and perquisites for executive officers.

•	Cash bonuses: Allot’s policy is to allow annual cash bonuses, which may be awarded to executive officers pursuant to the guidelines and criteria, including caps, set forth in the Compensation Policy.

•
“Clawback”: In the event of an accounting restatement, Allot shall be entitled to recover from current executive officers bonus compensation in the amount of the excess over what would have been paid under the accounting restatement, with a three-year look-back.

•
Equity-based awards: Allot’s policy is to provide equity-based awards in the form of stock options, restricted stock units and other forms of equity, which may be awarded to executive officers pursuant to the guidelines and criteria, including minimum vesting period, set forth in the Compensation Policy.

•	Retirement and termination: The Compensation Policy provides guidelines and criteria for determining retirement and termination arrangements of executive officers, including limitations thereon.

•	Exculpation, indemnification and insurance: The Compensation Policy provides guidelines and criteria for providing directors and executive officers with exculpation, indemnification and insurance.

•
Directors: The Compensation Policy provides guidelines for the compensation of our directors in accordance with applicable regulations promulgated under the Israeli Companies Law, and for equity-based awards that may be granted to directors pursuant to the guidelines and criteria, including minimum vesting period, set forth in the Compensation Policy.

•	Applicability: The Compensation Policy will apply to all compensation agreements and arrangements that will be approved after the date on which the Compensation Policy is approved by the shareholders.

•
Review: The compensation and nomination committee and the Board of Directors of Allot shall review and reassess the adequacy of the Compensation Policy from time to time, as required by the Israeli Companies Law.

Proposed Resolution

You are requested to adopt the following resolution:

“3.           RESOLVED, to approve the Compensation Policy for Officers and Directors for the years 2016-2018, as set forth in Exhibit A-1 to the proxy statement for the Annual Meeting.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt this resolution, provided that either:

1.
a simple majority of shares voted at the Annual Meeting, excluding the shares of controlling shareholders, if any, and of shareholders who have a personal interest in the approval of the resolution, be voted “FOR” the resolution; or

2.
the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the approval of the resolution voted against approval of the resolution does not exceed two percent of the outstanding voting power in the Company.

For certain definitions, see “About the Voting Procedure at the Annual Meeting - What vote is required to approve each proposal presented at the Annual Meeting?” above.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSAL 4

APPROVAL OF AMENDMENT TO EQUITY COMPENSATION PROVIDED TO THE
COMPANY’S DIRECTORS TO GRANT EACH DIRECTOR 10,000 RSUs AS OF EVERY
THIRD ANNUAL GENERAL MEETING FOLLOWING INITIAL ELECTION

Background

As previously approved by our shareholders, we grant to each director options to purchase 30,000 ordinary shares as of every third annual general meeting following his or her initial election, provided that he or she is reelected at such annual general meeting.

We hereby propose to revise this arrangement and, instead, to grant each  director 10,000 RSUs with an exercise price of NIS 0.10 per unit as of every third annual general meeting following his or her initial election, provided that he or she is reelected at such annual general meeting. If this Proposal 4 is approved, and in the event of the approval of Proposal 2 above (reelection of Steve Levy as an Outside Director), Mr. Levy will receive 10,000 RSUs immediately following the Annual Meeting. Such RSUs will vest ratably over a period of three years, such that 1/12 of the RSUs will vest and become exercisable at the end of each three-month period from the date of their grant, with the vesting of such RSUs accelerated upon certain mergers and acquisitions involving the Company.  All such RSUs will be granted under our then-current stock option plan. If this Proposal 4 is approved, we will make a conforming amendment to our 2016 Incentive Compensation Plan to reflect the change described in this Proposal 4.

The Company’s compensation and nomination committee recommended to the Board that the Company amend the equity compensation provided to the Company’s directors as described above.

The Israeli Companies Law requires that this grant be approved by the compensation and nomination committee, the Board and the shareholders of the Company, in that order. The Company’s compensation and nomination committee and the Board have approved the compensation described above as being consistent with the Compensation Policy, and the proposed compensation now requires approval by the Company’s shareholders.

Proposed Resolution

You are requested to adopt the following resolution:

“4.           RESOLVED, that the amendment to the equity compensation provided to the Company’s directors to grant each director 10,000 RSUs as of every third annual general meeting following his or her initial election, as described in the proxy statement for the Annual Meeting, is hereby approved.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the resolution.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSAL 5

APPROVAL OF A ONE-TIME GRANT OF 25,000 RSUs TO SHRAGA KATZ

Background

The Company’s compensation and nomination committee recommended to the Board that, subject to the approval of Proposal 1, the Company provide a one-time grant to Mr. Shraga Katz, our Chairman of the Board, of 25,000 RSUs with an exercise price of NIS 0.01 per unit immediately following the Annual Meeting. If this Proposal 5 is approved, the RSUs will vest ratably over a period of three years in equal quarterly installments commencing as of August 1, 2016.

The Israeli Companies Law requires that this grant be approved by the compensation and nomination committee, the Board and the shareholders of the Company, in that order. The Company’s compensation and nomination committee and the Board have approved the compensation described above as being consistent with the Compensation Policy, and the proposed compensation now requires approval by the Company’s shareholders.

Proposed Resolution

You are requested to adopt the following resolution:

“5.           RESOLVED, that the one-time grant of 25,000 RSUs to Shraga Katz immediately following the Annual Meeting is hereby approved.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the resolution.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSAL 6

APPROVAL OF AN AMENDMENT TO THE EMPLOYMENT TERMS OF ANDREI
ELEFANT, THE COMPANY'S CEO

Background

Under the Israeli Companies Law, arrangements regarding the compensation of the chief executive officer of a public company generally require the prior approval of the company’s compensation committee, board of directors and shareholders, in that order. The compensation arrangements described below have previously been approved by the Company’s compensation and nomination committee and Board, and now require approval by the Company’s shareholders.

The Company’s compensation and nomination committee recommended to the Board, and the Board approved, that the Company amend the employment agreement between the Company and the CEO, dated as of July 1, 2014 (the “Employment Agreement”), in accordance with the Company’s Compensation Policy, to provide, among other things, that the CEO shall be eligible to receive an annual bonus from the Company subject to the Company’s achievement of certain targets as set forth below, in place of any existing bonus formula, as described in Exhibit A-2 attached hereto.

1.	Component I - Revenue (non-GAAP) target established by the Board as part of the Company’s annual budget (35% of his annual base salary), as follows:

(a)	If the Company achieves 100% of the annual revenue target, the CEO shall be eligible to receive a bonus equal to 100% of Component I;

(b)	If the Company achieves less than 80% of the annual revenue target, the CEO will not be eligible to receive a bonus for Component I;

(c)
If the Company achieves 80% of the annual revenue target, the CEO will be eligible to receive a bonus equal to 25% of Component I, and if the Company achieves more than 80% but less than 100% of the annual revenue target, in addition to the bonus equal to 25% of Component I, the CEO will be eligible to receive a credit equal to 3.75% for each 1% between 80% and 100% of the annual revenue target achieved (such that, by way of example only, if the Company achieves 90% of the annual revenue target, the CEO shall be eligible to receive a bonus equal to 62.5% of this Component I); and

(d)
If the Company achieves more than 100% but less than 120% of the annual revenue target, in addition to the previously-mentioned bonus equal to 100% of this Component I the CEO will be eligible to receive a credit towards the bonus equal to 2.5% for each 1% above 100% of the annual revenue target achieved(such that, by way of example only, if the Company achieves 110% of the annual revenue target, the CEO shall be eligible to receive a bonus equal to 125% of this Component I), and if the Company achieves more than 120% of the annual revenue target the CEO will not be eligible to receive any additional bonus for Component I.

2.	Component II - Income Before Tax and Interest (non-GAAP) target established by the Board as part of the Company’s annual budget (35% of his annual base salary), as follows:

(a)	If the Company achieves 100% of the annual income target, the CEO will be eligible to receive a bonus equal to 100% of Component II;

(b)	If the Company achieves less than 70% of the annual income target, the CEO will be eligible to receive a bonus for Component II;

(c)
If the Company achieves 70% of the annual income target, the CEO will be eligible to receive a bonus equal to 40% of Component II; if the Company achieves more than 70% but less than 100% of the annual income target, in addition to the bonus equal to 40% of Component II, the CEO will be eligible to receive a credit equal to 2% for each 1% between 70% and 100% of the annual income target achieved (such that, by way of example only, if the Company achieves 85% of the annual revenue target, the CEO shall be eligible to receive a bonus equal to 70% of this Component II); and

(d)
If the Company achieves more than 100% but less than 125% of the annual income target, the CEO will be eligible to receive a credit equal to 2% for each 1% between 100% and 125% of the annual income target achieved (such that, by way of example only, if the Company achieves 110% of the annual income target, the CEO shall be eligible to receive a bonus equal to 120% of this Component II; if the Company achieves more than 125% of the annual income target, then the CEO will not be eligible to receive any additional bonus for Component II.

3.
Component III – Management by objectives (“MBO”) target (30% of his annual base salary), as shall be determined by the compensation and nomination committee and the Board at the beginning of each year. The MBO targets will be selected out of the following list: achieving strategic objectives selected from the Company’s strategic plan, completing strategic projects’ milestones, achieving efficiency improvements’ objectives, meeting working capital objectives, meeting cash flow objectives, improving capital structure, meeting safety and environmental objectives, economic profit objectives, meeting sales’ increase objectives, booking objectives meeting budget objectives, meeting compliance programs’ objectives, meeting human resources development objectives and meeting merger and acquisition objectives and related integration objectives.

Proposed Resolution

You are requested to adopt the following resolution:

“6.           RESOLVED, that the amendment to the employment terms of Andrei Elefant, as described on Exhibit A-2 to the proxy statement for the Annual Meeting, is hereby approved.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt this resolution, provided that either:

1.
a simple majority of shares voted at the Annual Meeting, excluding the shares of controlling shareholders and of shareholders who have a personal interest in the resolution, be voted “FOR” the approval of the resolution; or

2.
the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the approval of the resolution voted against approval of the resolution does not exceed two percent of the outstanding voting power in the Company.

For certain definitions, see “About the Voting Procedure at the Annual Meeting - What vote is required to approve each proposal presented at the Annual Meeting?” above.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSAL 7

APPROVAL OF A ONE-TIME GRANT OF 100,000 RSUs TO ANDREI ELEFANT

Background

The Company’s compensation and nomination committee recommended to the Board that the Company provide a one-time grant to Mr. Andrei Elefant, our CEO, of 100,000 RSUs with an exercise price of NIS 0.01 per unit immediately following the Annual Meeting. If this Proposal 7 is approved, the RSUs will vest ratably over a period of four years in equal quarterly installments commencing as of August 1, 2016.

We currently have 351,437 shares available for future grants under the 2006 Incentive Compensation Plan (the “2006 Plan”) after giving effect to the 125,000 awards for which approval is sought in this proxy statement.  Following such awards, we will have outstanding under the 2006 Plan options to purchase 2,349,560 of our shares and 817,782 RSUs.

The Israeli Companies Law requires that this grant be approved by the compensation and nomination committee, the Board and the shareholders of the Company, in that order. The Company’s compensation and nomination committee and the Board have approved the compensation described above as being consistent with the Compensation Policy, and the proposed compensation now requires approval by the Company’s shareholders.

Proposed Resolution

You are requested to adopt the following resolution:

“7.           RESOLVED, that the one-time grant of 100,000 RSUs to Mr. Andrei Elefant, the Company’s CEO, immediately following the Annual Meeting, is hereby approved.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt this resolution, provided that either:

1.
a simple majority of shares voted at the Annual Meeting, excluding the shares of controlling shareholders and of shareholders who have a personal interest in the resolution, be voted “FOR” the approval of the resolution; or

2.
the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the approval of the resolution voted against approval of the resolution does not exceed two percent of the outstanding voting power in the Company.

For certain definitions, see “About the Voting Procedure at the Annual Meeting - What vote is required to approve each proposal presented at the Annual Meeting?” above.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

PROPOSAL 8

REAPPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Background

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, served as our independent registered public accounting firm for the fiscal year ended December 31, 2015. At the Annual Meeting, shareholders will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer as our independent registered public accounting firm for the year ending December 31, 2016 and until the next annual meeting of shareholders and to authorize the Board, upon the recommendation of the audit committee, to fix the remuneration of the independent registered public accounting firm in accordance with the volume and nature of its services.

Audit Committee Pre-Approval Policies and Procedures

Our audit committee pre-approves audit and non-audit services rendered by Kost Forer Gabbay & Kasierer and its affiliates. This pre-approval is designed to ensure that such engagements do not impair the independence of our independent registered public accounting firm.

The following table sets forth, for each of the years indicated, the fees billed by our independent registered public accounting firm.

	Year ended December 31,
	2014	2015
	(in thousands of U.S. dollars)
Audit Fees (1)	238	265
Audit-Related Fees (2)	54	57
Tax Fees (3)	127	188
Other Fees (4)	-	-
Total	419	510

____________________
(1)
“Audit fees” include fees for services performed by the Company’s independent public accounting firm in connection with our annual audit for 2014 and 2015, certain procedures regarding the Company’s quarterly financial results submitted on Form 6-K and consultation concerning financial accounting and reporting standards.

(2)
“Audit-Related fees” relate to assurance and associated services that are traditionally performed by the independent auditor, including: accounting consultation and consultation concerning financial accounting and reporting standards.

(3)
“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance, transfer pricing and tax advice on actual or contemplated transactions.

(4)	“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives and other matters.

Proposed Resolution

You are requested to adopt the following resolution:

“8.           RESOLVED, that the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016 and until the next annual meeting of shareholders be approved, and that the Board, upon recommendation of the audit committee, be authorized to fix the remuneration of said independent registered public accounting firm in accordance with the volume and nature of their services.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt this resolution.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ADOPTION OF THE FOREGOING RESOLUTION.

REVIEW OF THE COMPANY’S FINANCIAL STATEMENTS FOR FISCAL YEAR 2015

At the Annual Meeting, the Board will provide a management report which will include a discussion of the Company’s consolidated financial statements for the fiscal year ended December 31, 2015. This item does not require a vote of the Company’s shareholders.

PROPOSALS OF SHAREHOLDERS

Shareholder Proposals for the Annual Meeting

Any shareholder of the Company who intends to present a proposal at the Annual Meeting must satisfy the requirements of the Israeli Companies Law. Under the Israeli Companies Law, only shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board include a proposal in a future shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Annual Meeting by submitting their proposals in writing to our General Counsel at the following address: 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel, Attention: General Counsel. For a shareholder proposal to be considered for inclusion in the Annual Meeting, our General Counsel must receive the written proposal no later than August 25, 2016. If our Board of Directors determines that a shareholder proposal is duly and timely received and is appropriate under applicable Israeli law for inclusion in the agenda of the Annual Meeting, we will publish a revised agenda for the Annual Meeting no later than September 5, 2016 by way of issuing a press release or submitting a Current Report on Form 6-K to the SEC.

Shareholder Proposals for Annual General Meeting in 2017

To be considered for inclusion in Allot’s proxy statement for our 2017 annual general meeting of shareholders pursuant to the Israeli Companies Law, shareholder proposals must be in writing and must be properly submitted to the General Counsel of Allot Communications Ltd., 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Israel no later than June 11, 2017, and must otherwise comply with the requirements of the Israeli Companies Law.

We currently expect that the agenda for our annual general meeting to be held in 2017 (the “2017 AGM”) will include (1) the election (or reelection) of Class II directors; (2) the approval of the appointment (or reappointment) of the Company’s auditors; and (3) presentation and discussion of the financial statements of the Company for the year ended December 31, 2016 and the auditors’ report for this period.

Pursuant to Section 66(b) of the Israeli Companies Law, shareholders who hold at least 1% of our outstanding ordinary shares are generally allowed to submit a proper proposal for inclusion on the agenda of a general meeting of the Company’s shareholders.  Such eligible shareholders may present proper proposals for inclusion in, and for consideration at, the 2017 AGM by submitting their proposals in writing to Allot Communications Ltd., 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod Hasharon, Attention: General Counsel.  For a shareholder proposal to be considered for inclusion in the agenda for the 20176 AGM, our General Counsel must receive the written proposal not less than 90 calendar days prior to the first anniversary of the  Annual Meeting, i.e., no later than June 11, 2017; provided that if the date of the 2017 AGM is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the anniversary of the Annual Meeting, for a proposal by a shareholder to be timely it must be so delivered not later than the earlier of (i) the 7th calendar day following the day on which we call and provide notice of the 2017 AGM and (ii) the 14th calendar day following the day on which public disclosure of the date of the 2017 AGM is first made.

In general, a shareholder proposal must be in English and must set forth (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls or manages such person, (ii) the number of ordinary shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the United States Securities Exchange Act of 1934, as amended); if any of such Ordinary Shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such ordinary shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of ordinary shares the proposing shareholder is entitled to vote as of a date that is no more than ten (10) days prior to the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the Company, (iv) the proposing shareholder’s purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the 2017 AGM, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under the Israeli Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided, (viii) if the proposal is to nominate a candidate for election to the Board, a questionnaire and declaration, in form and substance reasonably requested by the Company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise, etc., and his or her consent to be named as a candidate and, if elected, to serve on the Board, and (ix) any other information reasonably requested by the Company.  The Company shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof.  In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association.  Allot may disregard shareholder proposals that are not timely and validly submitted.

The information set forth in this section is, and should be construed, as a “pre-announcement notice” of the 2017 AGM in accordance with Rule 5C of the Israeli Companies Regulations (Notice of General and Class Meetings in a Public Company), 2000, as amended.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Annual Meeting other than those detailed in the attached Notice.

ADDITIONAL INFORMATION

 The Company’s annual report for the fiscal year ended December 31, 2015 filed on Form 20-F with the SEC on March 28, 2016, is available for viewing and download on the SEC’s website at www.sec.gov, on the Tel-Aviv Stock Exchange filings at www.tase.co.il, as well as under the Investors section of Allot’s website at www.allot.com. In addition, the Company has filed a number of press releases on Forms 6-K. Shareholders may download a copy of these documents without charge at www.allot.com.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to these proxy rules.

By Order of the Board of Directors,
/s/ Shraga Katz
Shraga Katz
Chairman of the Board of Directors

Dated: August 18, 2016

Exhibit A-1

Allot Communications Ltd. (“Allot”)

Amended and Restated Compensation Policy for Executive Officers and Directors
(“Compensation Policy”)

1.	Preamble

This document states the terms of the Allot’s Compensation Policy for its Executive Officers and Directors.

The Compensation Policy is designed to motivate our Executive Officers to drive Allot’s business and financial short and long term goals and to reward significantly on sustainable performance. Accordingly, the structure of Allot’s Compensation Policy ties the compensation for each Executive Officer, to Allot’s financial and strategic goals and achievements.

For purposes of this policy, “Executive Officers” shall mean “Office Holders” as such term is defined in the Israeli Companies Law, 5759-1999 (as may be amended from time to time) (the “Companies Law”), excluding, unless otherwise expressly indicated, Allot’s non-executive directors.

The effective date of this policy is the date of its approval by the Company’s shareholders. This policy will apply to any compensation determined after its effective date and will not, and is not intended to, apply to or deemed to amend employment and compensation terms of Executive Officers existing prior to such date.

The adoption of this policy will not grant any of the Company’s Directors and Executive Officers a right to receive any elements of compensation set forth in this compensation policy. The elements of compensation to which a Director or Executive Officer will be entitled will be exclusively those that are determined specifically in relation to him or her in accordance with the requirements of the Companies Law, and the regulations promulgated thereunder.

A change in the compensation package of an Executive Officer which reports to the CEO, which results in an increase of such Executive Officer's total compensation by no more than 10% per calendar year, may be approved solely by the CEO, provided each of the elements of compensation of such Executive Officer will continue to meet the requirements of the Compensation Policy.

2.	Compensation policy goals

Allot’s goals in setting the Compensation Policy for the Executive Officers is to attract, motivate and retain highly experienced personnel who will provide leadership for Allot’s success and enhance stockholder value, and to promote for each Executive Officer an opportunity to advance in a growing organization. The primary goals of the Compensation Policy are, therefore:

2.1	Pay for performance

•	To closely align the interests of the Executive Officers with those of Allot’s stockholders in order to enhance stockholder value;

•	To offer a collaborative workplace environment where each Executive Officer has the opportunity to impact Allot’s long-term success;

•	To provide increased rewards for superior individual and corporate performance, and substantially reduced or no rewards for average or inadequate performance.

2.2	Risk management

•
To ensure that while a significant portion of each Executive Officer’s total compensation is at risk and tied to the achievement of financial, corporate, functional performance and other goals established by the Board of Directors, overall risk taking is managed and maintained;

•	To minimize any personal incentives for taking high-risks that might potentially imperil the underlying value of Allot.

3.	Compensation elements

Allot aims to provide its Executive Officers with a structured compensation package, including competitive salaries and benefits, performance-motivating cash payout and equity incentive programs. Allot’s Executive Officer’s compensation package is composed of the following elements:

•	Base salary;

•	Benefits and perquisites;

•	Cash bonus;

•	Equity compensation;

•	Retirement and termination of service arrangements.

4.	Base Salary (or Fee)

A competitive base salary (or fee) is essential to Allot’s ability to attract and retain highly skilled professionals in the long term. The base salary will vary between Executive Officers, and will be individually determined according to their performance, educational background, prior business experiences, aptitude, qualifications, role, personal responsibilities and taking into account external salary benchmarking for the specific role using a peer-group of companies. Peer-group companies will be carefully selected to provide an appropriate comparative model. Peer-group companies will be selected based on appropriate similarities taking into account factors such as market capitalization, type of industry, location of listing, level of revenues, number of employees, locations, relevance of such factors to the particular executive role being compared and other factors that will be considered relevant to the comparison. Therefore, Allot seeks to establish such base salary which will allow Allot to compete for, and retain, senior executive talent worldwide.

To that end, the peer-group companies will be selected and approved by Allot’s compensation committee, according to part or all of the following characteristics:

•	Companies that compete with the company for executive talent;

•	Companies that are direct competitors of the company;

•	Companies with a similar revenue turnover as that of the Company;

•	Companies with a similar market cap as that of the Company;

•	Geographical considerations.

In the event that the services of the Executive Officer are provided via a personal management company and not by the Executive Officer directly as an employee of Allot, the fees paid to such personal management company (or unincorporated legal person) shall reflect, to the extent determined by Allot in the applicable service agreement, the base salary and the benefits and perquisites (plus applicable taxes such as Value Added Tax), in accordance with the guidelines of the Compensation Policy.

In addition, Executive Officers may be awarded a fixed one-time cash payment upon recruitment.

5.	Benefits and perquisites

Benefits and perquisites for Allot’s Executive Officers will be comparable to customary competitive market entitlements. Certain benefits and perquisites are set forth in order to comply with legal requirements, while others serve as an additional component of the Executive Officer compensation package to attract and retain highly skilled professionals at Allot.

5.1	Benefits and perquisites which are required or facilitated under local laws or customary in the relevant jurisdiction may include, inter alia, the following:

•	Vacation of up to 25 days per annum;

•	Sick days of up to 18 days per annum (or as required by law);

•	Annual convalescence pay as required by law;

•	Payments to pension funds or other types of pension schemes (e.g. managers’ insurance programs);

•	Disability Insurance;

•	Payments to an Advanced Study fund as afforded by law;

•	Housing (in relevant markets);

•	Health coverage plans and medical expenses.

Such benefits and perquisites may vary depending on geographic location and other circumstances.

In certain countries, the above Benefits will be increased (when applicable) to meet statutory minimum levels.

5.2	Additional benefits intend to complement cash compensation and offer non-monetary rewards to the Executive Officers, and may include, inter alia, the following benefits:

•	Company cellular phone and related expenses;

•	Communication equipment and related expenses;

•	Travel and or car allowance and or Company car and related expenses;

•	Education allowances;

•	Subscriptions to relevant literature.

•	Memberships in statutory and professional organizations

Such additional benefits will not surpass in value 25% percent of the base salary of any Executive Officer.

6.	Retirement and termination of service arrangements

Providing certain retirement and/or termination benefits, is designed to attract and motivate highly skilled professionals to join Allot and should also contribute in retaining its current Executive Officers.

The retirement and termination of service arrangements, shall consider the circumstances of such retirement or termination, the term of service or employment of the Executive Officer, his/her compensation package during such period, Allot’s performance during such period and the Executive Officer’s contribution to Allot achieving its goals and/or maximization of its profits.

The retirement and/or termination benefits may include the following benefits:

•
Advance notice - advance notice upon termination of employment for a certain period of time, which in any case will not exceed a term of 6 months. During such period of time, the Executive Officer may be required to continue his active employment with Allot.

•
Severance pay - all Israeli Executive Officers are subject to the provisions of Section 14 of the Israeli Severance Pay Law. Accordingly, Allot will disburse an amount equivalent to 8.33% of the monthly salary (or any other amount required by applicable law) towards severance pay liability in lieu of paying the full amount of severance pay upon termination of employment.

•
Transition period – Executive Officers may receive up to 6 months of base salary and benefits (i.e., excluding bonuses and equity based compensation), taking into account the period of service or employment of the Executive Officer, his/her service and employment conditions in the course of such period, Allot’s performance during such period, the contribution of the Executive Officer to the achievement of Allot’s targets and profits and the circumstances of the termination of employment.  The Executive Officer may not be required to continue his active employment with Allot during this period.

•	Health insurance for US or other Executive Officers - payment for up to 6 months of post-termination health insurance upon termination of employment.

7.	Cash Bonuses

The cash bonus component aims to ensure that Allot’s Executive Officers are aligned in achieving Allot’s strategic and financial objectives. Cash bonuses are, therefore, determined based on both the financial results of Allot, as well as individual performance. Cash bonuses are rewarded with distinguishable terms to the following different Executive Officer populations:

7.1	CEO

7.1.1	The payout formula for the CEO of Allot is designed to drive performance and motivation of the CEO, while maintaining a firm risk management mechanism.

7.1.2	The payout formula will include the following types of measures that will be calculated separately:

(i)
Company Performance Measures (financial and operational): Such as revenues, operating income, booking, income before tax and interest (may be set on GAAP or Non- GAAP basis, according to the discretion of the Board of Directors), etc, measured against the targets of the annual budget of the Company for the relevant year (the "Targets"). The weight of Company performance will constitute at least 70% of the annual target bonus (i.e. bonus for 100% achievement of Targets).

(ii)
Individual Performance Measures: These measures will be defined at the beginning of each fiscal year by the Compensation Committee and Board of Directors and may include quantitative measures and/or qualitative measures that are measurable. The weight of these individual performance measures will constitute the balance of the annual target bonus.

7.1.3
Discretionary component - Based on evaluation of the CEO's performance and contribution to the Company’s success, the Compensation Committee and Board of Directors may grant the CEO with  an additional amount of up to 3 monthly base salaries of the CEO. In any event, the total annual bonus for the CEO will not exceed the maximum bonus opportunity set forth in Section 7.3 below.

7.2	Executive Officers Reporting to the CEO

7.2.1
For Executive Officers reporting to the CEO, the payout formula will be similar to the payout formula described above for the CEO, with the weight of Company performance measures constituting at least 50% of the target bonus and the remainder will constitute individual performance measures and/or evaluation of performance at the discretion of the Compensation Committee and the Board of Directors.

7.2.2
Notwithstanding the aforesaid, the Compensation Committee and the Board of Directors will have full discretion to determine the actual bonus payout and increase the actual bonus payout based, among other things, on additional considerations relevant to the performance and objectives of the Company and the relevant Executive Officer, including non-measurable criteria. In any event, the total annual bonus will not exceed the maximum bonus opportunity set forth in Section 7.3 below.

7.3	Maximum bonus opportunity

7.3.1	The annual cash bonus of the CEO shall not exceed in any given year 150% of the CEO’s annual base salary.

7.3.2	The annual cash bonus of any other Executive Officer shall not exceed in any given year 100% of the Executive Officer’s annual base salary.

7.4	Incentive Plan to sales and marketing Executive Officers

7.4.1
The overall compensation of the sales Executive Officers is specifically designed to motivate their performance. Therefore, the variable element of their compensation (with an emphasis on sales commissions they receive, as will be defined below) is relatively larger when compared to the variable element of other Executive Officers’ compensation, whereas the fixed element of their compensation is smaller.

7.4.2	The annual sales incentive plan for each sales and marketing Executive Officer shall be determined as follows:

•
Executive officer’s targets will be set at the beginning of each year (the “Sales Targets”). Achieving up to 100% of Sales Targets may correspond to up to 100% of the annual base salary of the Executive Officer.

•	The annual sales incentive payable to sales and marketing Executive Officers is capped at 250% of their annual base salary.

•
Notwithstanding the aforesaid, the Compensation Committee and the BOD will have full discretion to determine the sales incentives or other bonus payout and to increase the actual sales incentives or other bonus payout based, among others things, on additional considerations relevant to the performance and objectives of the Company and the relevant Executive Officer, including non-measurable criteria. In any event, the total annual sales incentives and bonuses will not exceed the cap stated in this Section 7.4.2 above.

7.5	Adjustment of Targets and Goals

The Compensation Committee and Board of Directors may approve certain adjustments to the Targets, Sales Targets and goals that were set at the beginning of the year in the event of material changes in the business environment of Allot, such as a re-organization of Allot, mergers, acquisitions, asset and/or business transfers, and/or material changes to the global business environment in which Allot operates.

7.6	Bonus for an extraordinary transaction or effort

In addition to the bonus payout formulas and to the maximum bonus opportunity as defined in Section 7.3 and Section 7.4 above, when an extraordinary transaction or effort is expected to take place (for example: a merger, acquisition, spin-off, a specific task), and subject to the approval of the Compensation Committee and the Board of Directors, a bonus scheme based on measurable and objective criteria may be defined with respect to all or some of the Executive Officers, with predetermined targets related to the transaction, and a payout cap of 50% of the Executive Officers’ annual base salary.

7.7	Change of control retention grant

A retention grant may be paid, at the full discretion of the Compensation Committee and Board of Directors, following an event resulting in the majority of the voting power of Allot being transferred, whether by way of merger, reorganization, acquisition etc. If such an event occurs, Allot may offer a retention bonus to Executive Officers of up to 100% of annual base salary.

7.8	Payout in cash or equity based compensation

The Compensation Committee and Board of Directors will have full discretion to convert a portion of an Executive Officer’s annual cash bonus, in lieu of cash, into stock options or restricted stock units and to specify their vesting (and other) terms.

7.9	Partial bonus payout

Subject to the conditions and limitations of this Section 7, an Executive Officer that is employed or provides services to the Company for only a portion of any year may be entitled to receive the pro-rata portion of any bonus described above, which will be calculated relatively to the period during which the Executive Officer was employed or provided services to the Company out of the entire calendar year.

8.	Equity-based awards

Allot’s equity-based awards are aimed at enhancing the alignment between the Executive Officers’ interests and the long term interests of Allot and its shareholders, and to promote the retention of Executive Officers for longer terms.

Considering the potential for appreciation in the value of Allot’s stock in public trading markets as Allot grows, such element of compensation is regarded as having long-term incentive value in the recipients’ hands. In addition, since these equity-based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

The equity awards may be in a form of one or more of various types of equity-based instruments, which may include stock options and restricted stock units in different weights. The weight of each of the equity-based instruments will be determined periodically by Allot’s Compensation Committee.

Allot may consider arrangements which will enable optimal tax planning for the Executive Officers.

8.1	Executive Officers’ equity-based awards

•
Equity-based awards may be granted upon recruitment of an executive officer or from time to time, and while taking into consideration, inter alia, the educational background, prior business experiences, aptitude, qualifications, role, and personal responsibilities of the Executive Officer.

•	The equity-based awards which may be granted to an Executive Officer, will not exceed in value (based on accepted valuation methods), on the date of grant, per vesting annum, the following amounts:

o	CEO – $1,000,000;

o	Chairman – $500,000;

o	Other Executive Officers – $500,000.

However, the aforementioned restriction will not include a cash bonus which was converted into equity-based compensation as described above.

•
The Compensation Committee and the Board of Directors also considered setting a cap on value for equity based compensation at the time of exercise and concluded that this would not be advisable for Allot.

•	Such equity-based awards shall vest over a minimum period of 2 to 4 years.

•	The equity-based awards will expire within 10 years as of their grant date.

8.2	Acceleration of equity-based awards

Pursuant to the occurrence of certain events, such as a change of control or other corporate transaction (as defined in the applicable equity incentive plan) and in accordance with the original terms of the grant of the equity-based awards, the vesting of up to 100% of the unvested equity-based awards granted to an Executive Officer may be accelerated.

9.	Overall compensation - Ratio between fixed and variable compensation

We believe that the Compensation Policy must motivate our Executive Officers to drive Allot’s business and financial results and is designed to reward significantly on sustainable performance over the long term. Accordingly, the structure of Allot’s Compensation Policy is established to tie the compensation of each Executive Officer, to Allot’s financial and strategic achievements and to enhance the alignment between the Executive Officers’ interests with the long term interests of Allot and its shareholders.

With the above considerations in mind, Allot will target a ratio between the fixed and the variable compensation (i.e., the Cash Bonus and the Equity-Based Award) of up to 1:10.

The ratios above express the targeted range in the event that all performance measures are achieved at target levels.

10.	Internal Compensation Ratio

In the process of composing this Policy, the Compensation Committee and the Board of Directors have examined the ratio between overall compensation of the Executive Officers and the average and median salary of the other employees of Allot (including agency contractors, if any) (the “Internal Ratio”).1

The possible ramifications of the Internal Ratio on the work environment in Allot were examined, and will be periodically reviewed by the Compensation Committee and the Board of Directors, in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in Allot.

1
As of the date of this policy, the ratio between the CEO compensation and the average compensation of the other employees is 8.7; the ratio between the CEO compensation and the median compensation of the other employees is 9.5; the ratio between the average compensation of other Executive Officers and the average compensation of the other employees is 4.4; and the ratio between the average compensation of other Executive Officers and the median compensation of the other employees is 4.6.

11.	Compensation of members of Allot’s Board of Directors

11.1	Compensation of the members of Allots Board which are non-executive directors

•
The non-executive members of Allot’s Board of Directors may (and, in the case of external directors, shall) be entitled to remuneration and refund of expenses according to the provisions of the Companies Regulations (Rules on Remuneration and Expenses of Outside Directors), 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 2000, as such regulations may be amended from time to time.

•
In addition, the non-executive members of Allot’s Board of Directors may be eligible to participate in Allot’s equity plans. Such equity grants will not exceed in value (based on accepted valuation methods), on the date of grant, $200,000, per vesting annum.  Equity awards will vest over a period of not less than 3 years.

11.2	Acceleration of equity-based awards

Pursuant to the occurrence of certain events, such as a change of control or other corporate transaction (as defined in the applicable equity incentive plan) and in accordance with the original terms of the grant of the equity-based awards, the vesting of up to 100% of the unvested equity-based awards granted to an Executive Officer may be accelerated.

11.3	Compensation of the Chairman

•
The Chairman of Allot’s Board of Directors may be entitled to monthly or annual fees as provided in Section 4 above and to benefits and perquisites as provided in Section 5. In the event that the services of the Chairman are provided via a personal management company and not by the Chairman directly as an employee of Allot, the fees paid to such personal management company shall reflect, to the extent determined by Allot in the applicable service agreement, the base salary and the benefits and perquisites (plus applicable Value Added Tax), in accordance with the guidelines of the Compensation Policy.

•
The Chairman of Allot’s Board of Directors may be eligible to participate in Allot’s equity plans and the provisions of Section 8 regarding the equity-based awards may apply. Such equity-based awards shall not exceed in value (based on accepted valuation methods), on the date of grant, $500,000 per vesting annum.  The equity-based awards shall vest over a period of between 2 – 4 years.

12.	Exculpation, indemnification and insurance of Executive Officers

12.1	Exculpation

Allot may exculpate the members of its Board of Directors and its Executive Officers from a breach of duty of care, to the extent permitted by applicable law.

12.2	Indemnification

Allot may indemnify its Directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the Executive Officer, all subject to applicable law.

12.3	Insurance

Allot will provide “Directors and Officers Insurance” for its Directors and Executive Officers. The maximum aggregate coverage for any such insurance policy will be USD 60 million, as may be increased or decreased from time to time by the Company’s shareholders, and the maximum annual premium paid for such coverage shall be USD 750,000.

13.	Board discretion to reduce compensation elements

The Board of Directors may, at its sole discretion, approve compensation terms which are lower than the amounts described herein.

The Board of Directors has the right to reduce any variable compensation to be granted to an Executive Officer due to special circumstances determined by the Board of Directors.

14.	Compensation recovery (Claw-back)

In the event of an accounting restatement, Allot shall be entitled to recover from any current Executive Officer bonus compensation paid, in the amount of the excess over what would have been paid under the accounting restatement, with a 36 month (three-year) look-back from the date of the restatement. The compensation recovery will not apply to former Executive Officers of Allot. Allot will only seek reimbursement from the Executives to the extent such Executives would not have been entitled to all or a portion of such compensation, based on the financial data included in the restated financial statements. The Compensation Committee will be responsible for approving the amounts to be recouped and for setting terms for such recoupment from time to time.

Notwithstanding the aforesaid, the compensation recovery will not be triggered in the event of a financial restatement required because of changes in the applicable financial reporting standards.

Nothing in this Section 14 derogates from any other “Claw-back” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws.

Exhibit A-2

Summary of Amendments to the Employment Agreement (together, the “Amendments”) of Mr. Andrei Elefant

1.
Mr. Elefant’s employment agreement does not provide for a fixed term of employment, and currently either the Company or Mr. Elefant may terminate Mr. Elefant’s employment upon four months’ prior written notice. Pursuant to the Amendments, either the Comany or Mr. Elefant could terminate Mr. Elefant’s employment upon six months‘ prior written notice.

2.
The Amendments provide that the annual cash bonus to which Mr. Elefant may be entitled shall be in accordance with the Company’s Compensation Policy and the CEO bonus plan, as may be approved by the Company’s shareholders and Board of Directors, as amended from time to time.

3.
The Amendments provide that in the event Mr. Elefant’s employment with the Company is terminated (except in circumstances whereby the Company terminates the employment due to Mr. Elefant’s breach of his fundamental duties towards the Company and on the condition that Mr. Elefant has complied with the terms of his employment agreement) Mr. Elefant will be entitled to an adjustment period of three months following such termination during which his all of salary and benefits will continue to be paid by the Company.

4.	Mr. Elefant will also be granted 100,000 RSUs, as set forth and described in Proposal 3 of the Proxy Statement.